Form 10-K, Exhibit 13
period 1996-12-31
RACOTEK INC
filed 1997-03-31
CIK 883741

                                                                   RACOTEK, INC.
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS

OVERVIEW

    Racotek first shipped KeyWare-TM- in second quarter 1995 and has experienced growth in revenues from both the licensing of KeyWare and related customer support services between 1995 and 1996. However, the company expects to incur substantial losses at least through 1997 because customers are delaying implementation of wireless mobile data systems. These delays have occurred as a result of the limited commercial availability and geographic coverage of wireless networks, such as cellular digital packet data (CDPD) and low-earth orbit (LEO) satellites, and the significant capital costs required for mobile computing devices. Racotek believes that the commercial availability and coverage of wireless networks are increasing and that capital costs are beginning to decline. However, actual results could vary materially from the foregoing forward-looking statements due to decisions by wireless network providers not to deploy or extend their networks, decisions by manufacturers of mobile computing devices to modify or discontinue relevant product lines, competitive conditions facing wireless network providers and computing device manufacturers, and other risks and uncertainties identified in this annual report and in the company's Securities and Exchange Commission (SEC) filings. There can be no assurance that Racotek's business will grow as anticipated or that the company will achieve or sustain profitability on a quarterly or an annual basis in the future.

    Most prospective customers wish to test Racotek's products and services during an evaluation period before implementing mobile data communication throughout their user base. This reduces the amount of revenue the company can expect to receive in the near term. Racotek continues to add new customers and believes that the recurring revenue from providing monthly support, software maintenance and transmission services to customers will constitute a substantial source of revenue in the long term. However, actual results could vary materially from the foregoing forward-looking statements because substantial growth in revenues requires a significant number of new customers and the broader roll-out of mobile data at a significant number of existing customers. There can be no assurance that the company's revenue will grow as anticipated or that customer roll-outs will occur at the rate necessary to achieve and sustain profitability.

    Racotek has an increasing percentage of net revenues derived from professional services, including system planning, software development, system integration, training and installation management. The company believes that its experience in building, enabling and supporting mobile data systems will continue to contribute to growth in professional services revenue and that customers who purchase Racotek's professional services may become purchasers of its other products and services. However, actual results could vary materially from the foregoing forward-looking statements if few customers are persuaded to implement and operate mobile data systems, if the company's competitors succeed in attracting large numbers of customers or if other risks and uncertainties identified in this annual report and in the company's SEC filings occur.

RESULTS OF OPERATIONS

    NET REVENUES: Product revenues were $1,906,000, $3,298,000 and $3,106,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The decrease in 1996 product revenues resulted from the company's decision to discontinue the production, purchase and distribution of specialized mobile radio (SMR) products. Product revenue per mobile user also decreased as a result of the introduction of KeyWare because, unlike the SMR-based products, KeyWare does not require customers to purchase the company's proprietary hardware. Product revenues will continue to fluctuate based on product mix, initial customer shipments, and the timing and extent of customer roll-outs of their total user base.

    Service revenues increased to $4,977,000 for the year ended December 31, 1996, from $2,790,000 and $847,000 for the years ended December 31, 1995 and 1994, respectively. The increases are primarily the result of the company's increased focus on marketing and providing consulting services and managed network services for its KeyWare customers. Net revenues from these services, in aggregate, increased to $4,274,000 for the year ended December 31, 1996, from $1,838,000 and $125,000 for the years ended December 31, 1995 and 1994, respectively. Transmission services revenue, which is the other primary component of service revenues and which is primarily SMR-based, decreased in conjunction with the company's decision to stop producing, purchasing and distributing SMR products.

RACOTEK, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    COST OF REVENUES: Cost of product revenues were $2,027,000, $3,001,000 and $2,953,000 for the years ended December 31, 1996, 1995 and 1994, respectively, resulting in product margins of -6 percent, 9 percent and 5 percent. In 1996, Racotek recorded a $900,000 charge to write down the company's remaining SMR inventories to their estimated net realizable values. Excluding the effect of this write-down, 1996 product margins were 41 percent. The increase over 1994 and 1995 is due to the shift in product mix to more software license sales. The company believes product margins will continue to improve in the future as the product mix continues to change to more higher-margin software license sales and less hardware sales. However, actual results could vary materially from the foregoing forward-looking statement if the company fails to achieve its anticipated volume of sales or if other risks and uncertainties identified in this annual report and in the company's SEC filings occur.

    Cost of services were $3,499,000, $1,314,000 and $370,000 for the years ended December 31, 1996, 1995 and 1994, respectively, resulting in service margins of 30 percent, 53 percent and 56 percent. The increase in cost of services corresponds to the increases in service revenues and resulted principally from the addition of personnel required to perform consulting services. The decline in the service margin in 1996 is related to the costs of hiring and training consulting personnel to perform the additional consulting services the company expects in the future. While Racotek believes consulting services will continue to increase in 1997, actual results could vary materially from the foregoing forward-looking statements if the company cannot continue to hire and retain qualified personnel to provide these services or if other risks and uncertainties identified in this annual report and in the company's other filings with the SEC occur.

    RESEARCH AND DEVELOPMENT: Research and development expenses were $4,211,000, $4,170,000 and $3,035,000 for the years ended December 31, 1996,
1995 and 1994, respectively. Included in 1995 research and development expenses was a one-time charge of $742,000 relating to the acquisition of certain technologies from Business Partner Solutions, Inc. The increases in 1995 and 1996 were primarily the result of adding engineering personnel to enhance the company's existing products. Racotek expects research and development expenses in 1997 to decrease from 1996 levels. However, actual results could vary materially from the foregoing forward-looking statement if Racotek acquires other technologies, if it becomes necessary for the company to enhance its products beyond what was initially planned for 1997 or if other risks and uncertainties identified in this annual report or in the company's other SEC filings occur.

    SALES AND MARKETING: Sales and marketing expenses were $6,249,000, $9,045,000 and $7,647,000 for the years ended December 31, 1996, 1995 and
1994, respectively. Expenses were up in 1995, primarily because of increases in sales, support and marketing personnel and costs related to travel, sales commissions, trade shows and marketing materials to promote the company's products and services, including the introduction of KeyWare. Sales and marketing expenses decreased in 1996 as a result of cost-reduction measures related to the company's decision to discontinue the marketing and sale of SMR products. Racotek expects sales and marketing expenses to increase from 1996 levels as the company continues to promote its service and software products aggressively. However, actual results could vary materially from the foregoing forward-looking statement if the company determines that revenue growth is insufficient to support increased sales and marketing expenditures or if other risks and uncertainties identified in this annual report or in the company's other SEC filings occur.

    GENERAL AND ADMINISTRATIVE: General and administrative expenses were $2,000,000, $2,240,000 and $2,920,000 for the years ended December 31, 1996,
1995 and 1994, respectively. The 1994 amount included a one-time charge of $651,000 for stock options granted to the company's former president at an exercise price less than the then-quoted market price. Expenses decreased in 1996 because of cost-reduction measures taken when the company decided to discontinue producing, purchasing and distributing SMR products.

                                                                   RACOTEK, INC.
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS

    INTEREST INCOME: Interest income was $859,000, $1,335,000 and $1,447,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Interest income is derived from the investment of the net proceeds from the company's initial public offering in December 1993. The decreases in 1995 and 1996 were related to a reduction in the amount of investments as the cash was required to fund operating activities. The 1996 decrease is also related to declining interest rates on these investments.

    NET OPERATING LOSS CARRYFORWARD: At December 31, 1996, Racotek had net operating loss carryforwards for federal income tax purposes of approximately $56,246,000. Under federal income tax laws, due to prior changes in stock ownership, the company's use of its net operating loss carryforwards is limited on an annual basis. The net operating loss carryforwards will expire in various years between 2005 and 2011.

LIQUIDITY AND CAPITAL RESOURCES

    As of December 31,1996, Racotek had no significant capital spending or purchase commitments and had cash and investments totaling $11,947,000 and working capital of $12,693,000. For the years ended December 31, 1996, 1995 and 1994, the company used $8,376,000, $10,823,000 and $12,897,000, respectively, of cash for its operating activities. The amount of cash used in operating activities decreased in both 1995 and 1996 as a result of revenue growth and cost-reduction efforts, including the decision to discontinue producing, purchasing and distributing SMR products. Racotek expects to continue to incur negative cashflows from operating activities through at least 1997. Cash used in investing activities in 1994 was for the purchase of investments resulting from the cash provided from the company's initial public offering in December 1993. The cash provided from investing activities in 1996 and 1995 was primarily from investments that matured in those years. No significant financing activity occurred in 1996 or 1995.

    Racotek believes that its existing capital resources will be sufficient to meet the company's cash requirements into 1998. However, actual results could vary materially from the foregoing forward-looking statement due to the market acceptance of the company's products and services, and other factors identified in this annual report and in the company's SEC filings.

FACTORS THAT MAY AFFECT FUTURE RESULTS

    Delays in the commercial availability and geographic coverage of new wireless networks may continue to impede or prevent substantial growth of Racotek's business. There can be no assurance that the services offered by new wireless networks will attain commercial availability, that they will be available in a significant number of metropolitan areas or that they will provide a scope of geographic coverage attractive to customers in the metropolitan areas where they are available. Racotek's inability to offer products and services to customers on new wireless networks could have a material adverse effect on the company's business.

    Racotek's ability to provide communication services is dependent upon contractual relationships with wireless network providers. There can be no assurance that the company will be able to enter into or maintain relationships with wireless network providers, that any such relationships will be on economically favorable terms or that wireless network providers may not choose to compete against rather than cooperate with the company. Furthermore, there can be no assurance that wireless network providers will have the capacity, ability and FCC authorization to provide high-quality airtime to Racotek's customers on a continuous basis. Racotek's inability to obtain high-quality, reliable, continuous airtime from or maintain cooperative relationships with wireless network providers would materially and adversely affect the company's business.

    Racotek's success is affected by application software developers who help create a market for the company's products by writing their application software programs so that the programs implement

RACOTEK, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

mobile data transmission through KeyWare. There can be no assurance that the application software developers will choose to make their computer programs compatible with KeyWare. Furthermore, there can be no assurance that the application software developers who implement mobile data transmission through KeyWare will be successful in developing and marketing their Racotek-compatible products or will continue to use the company's products in their business. In addition, delays by these developers in completing their wireless application software integration is impeding the company's efforts to persuade existing and prospective customers to implement the products across their entire fleets. Continuing delays in wireless application software integration could have a material adverse impact on Racotek's business.

    Racotek depends on third-party hardware manufacturers to develop and maintain computer hardware devices that are suitable for mobile data applications, such as handheld and vehicle-mounted devices, and to make these devices available to customers at attractive prices. The prices for these hardware devices have declined and are expected to continue to decline. The company's ability to sell its products is affected by the price of these hardware devices. Unless dependable, fully featured, KeyWare-compatible mobile devices are available at competitive prices, customers will be reluctant to implement mobile data systems and become Racotek customers, which would materially and adversely affect the company's business.

    A substantial portion of Racotek's revenues is derived from providing consulting services to mobile data users. Consulting services cannot be standardized and mass-marketed as readily as software, and they may not provide as consistent a source of recurring revenue as monthly support, software maintenance and transmission services are expected to provide. In order for the company's revenues from consulting services to continue to grow, Racotek must continue to add more customers and larger projects to build, enable and support data mobility systems. Racotek's inability to identify customers for its large-scale consulting services and/or the company's inability to use its consulting services to obtain additional customers for its software licenses, support and transmission services could materially and adversely affect the growth of its business.

    Racotek derives a substantial part of its revenue from a small number of customers who, after evaluating the company's products, proceed to install its products throughout their total user base. A decision by any one of these customers to delay or abandon roll-out of the company's products across an entire fleet could have a material adverse effect on Racotek's business and results of operations.

    Competition in the communication industry is intense. Major software development companies, as well as computer, database and communications companies, are possible sources of future direct competition for Racotek's products and services. Many of the company's current and possible direct competitors have financial, technical, marketing, sales, manufacturing, distribution and other resources substantially greater than those of Racotek. In addition to these direct competitors, the company presently faces competition from providers of other mobile communication services that customers might view as substitutes for wireless data transmission, such as cellular telephone, paging and conventional two-way voice radio.

                                                                   RACOTEK, INC.
                                                                  BALANCE SHEETS
                                                      DECEMBER 31, 1996 AND 1995

    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                 1996       1995
                                                                                               ---------  ---------
ASSETS
Current assets:
  Cash and cash equivalents..................................................................  $   2,956  $   4,397
  Short-term investments.....................................................................      8,991     10,645
  Accounts receivable, net...................................................................      1,616      1,654
  Inventories................................................................................        374      1,305
  Prepaid expenses and other current assets..................................................        294        518
                                                                                               ---------  ---------
    Total current assets.....................................................................     14,231     18,519
Long-term investments........................................................................         --      5,052
Property and equipment, net..................................................................      1,932      2,316
Restricted cash..............................................................................        470        585
Capitalized software development costs, net..................................................        121        241
Other long-term assets.......................................................................        165        403
                                                                                               ---------  ---------
    Total assets.............................................................................  $  16,919  $  27,116
                                                                                               ---------  ---------
                                                                                               ---------  ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................................................  $     656  $     638
  Accrued expenses...........................................................................        882      1,100
                                                                                               ---------  ---------
    Total current liabilities................................................................      1,538      1,738

Commitments (Note 3).........................................................................
Stockholders' equity:
  Common stock, $.01 par value, 35,000,000 shares authorized, 24,740,293 and 24,043,446
   issued and outstanding at December 31, 1996 and 1995, respectively........................        247        240
  Additional paid-in capital.................................................................     70,878     70,638
  Accumulated deficit........................................................................    (55,744)   (45,500)
                                                                                               ---------  ---------
    Total stockholders' equity...............................................................     15,381     25,378
                                                                                               ---------  ---------
Total liabilities and stockholders' equity...................................................  $  16,919  $  27,116
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

RACOTEK, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
Net revenues:
  Products..............................................................  $      1,906  $      3,298  $      3,106
  Services..............................................................         4,977         2,790           847
                                                                          ------------  ------------  ------------
                                                                                 6,883         6,088         3,953
Cost and expenses:
  Cost of products......................................................         2,027         3,001         2,953
  Cost of services......................................................         3,499         1,314           370
  Research and development..............................................         4,211         4,170         3,035
  Sales and marketing...................................................         6,249         9,045         7,647
  General and administrative............................................         2,000         2,240         2,920
                                                                          ------------  ------------  ------------
Loss from operations....................................................       (11,103)      (13,682)      (12,972)
Interest income.........................................................           859         1,335         1,447
                                                                          ------------  ------------  ------------
Net loss................................................................  ($    10,244) ($    12,347) ($    11,525)
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Net loss per share......................................................  ($      0.42) ($      0.52) ($      0.49)
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Weighted average shares outstanding.....................................    24,372,464    23,764,673    23,442,624
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                   RACOTEK, INC.
                                              STATEMENTS OF STOCKHOLDERS' EQUITY
                            FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                           COMMON STOCK
                                             ----------------------------------------
                                                                          ADDITIONAL                    TOTAL
                                                             $.01 PAR      PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                                SHARES        VALUE        CAPITAL       DEFICIT        EQUITY
                                             ------------  ------------  ------------  ------------  ------------
Balances at December 31, 1993..............    23,074,154  $        231  $     68,801  ($    21,628)  $   47,404
Exercise of incentive stock options........       522,605             5            51            --           56
Exercise of warrants.......................        24,228            --            48            --           48
Shares reacquired..........................      (206,727)           (2)          (19)           --          (21)
Options granted to the company's former
 president for the purchase of 206,727
 shares at $.10 per share..................            --            --           651            --          651
Net loss...................................            --            --            --       (11,525)     (11,525)
                                             ------------  ------------  ------------  ------------  ------------
Balances at December 31, 1994..............    23,414,260           234        69,532       (33,153)      36,613
Exercise of incentive stock options........       501,423             5           479            --          484
Exercise of warrants.......................        12,872            --            25            --           25
Shares issued in exchange for acquisition
 of technology.............................       114,891             1           602            --          603
Net loss...................................            --            --            --       (12,347)     (12,347)
                                             ------------  ------------  ------------  ------------  ------------
Balances at December 31, 1995..............    24,043,446           240        70,638       (45,500)      25,378
Exercise of incentive stock options........       696,847             7           240            --          247
Net loss...................................            --            --            --       (10,244)     (10,244)
                                             ------------  ------------  ------------  ------------  ------------
Balances at December 31, 1996..............    24,740,293  $        247  $     70,878  ($    55,744)  $   15,381
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

RACOTEK, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

    (IN THOUSANDS)

                                                                                      1996       1995       1994
                                                                                    ---------  ---------  ---------
Cash flows from operating activities:
Net loss..........................................................................  ($ 10,244) ($ 12,347) ($ 11,525)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization...................................................        969        817        486
  Provision for write-down of inventories.........................................      1,110        569        295
  Provision for bad debts and returns.............................................        233        180        192
  Stock compensation..............................................................                              651
  Stock consideration (Note 4)....................................................          -        603          -
  Amortization of discounts on investments........................................        (94)      (236)      (118)
Changes in operating assets and liabilities:
  Accounts receivable.............................................................       (195)      (477)      (601)
  Inventories.....................................................................       (179)        31     (1,050)
  Prepaid expenses and other current assets.......................................        224       (244)         9
  Accounts payable and accrued expenses...........................................       (200)       281     (1,236)
                                                                                    ---------  ---------  ---------
    Net cash used in operating activities.........................................     (8,376)   (10,823)   (12,897)
Cash flows from investing activities:
  Purchase of investments.........................................................    (18,712)   (15,685)   (35,898)
  Proceeds from maturity of investments...........................................     25,512     27,889     16,017
  Purchase of property and equipment..............................................       (313)      (693)    (1,710)
  Acquisition of assets (Note 4)..................................................          -       (223)         -
  Capitalized software development costs..........................................          -       (110)       (90)
  Other...........................................................................         86         61       (402)
                                                                                    ---------  ---------  ---------
    Net cash provided by (used in) investing activities...........................      6,573     11,239    (22,083)

Cash flows from financing activities:
  Proceeds from exercises of options and warrants.................................        247        509        104
  Changes in restricted cash......................................................        115        115       (510)
  Repurchase of common stock......................................................          -          -        (21)
                                                                                    ---------  ---------  ---------
    Net cash provided by (used in) financing activities...........................        362        624       (427)
                                                                                    ---------  ---------  ---------
Net (decrease) increase in cash and cash equivalents..............................     (1,441)     1,040    (35,407)
Cash and cash equivalents, beginning of year......................................      4,397      3,357     38,764
                                                                                    ---------  ---------  ---------
Cash and cash equivalents, end of year............................................  $   2,956  $   4,397  $   3,357
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                   RACOTEK, INC.
                                                   NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

BUSINESS DESCRIPTION: Racotek, Inc., designs, develops, markets and supports mobile data communications products and services throughout the United States. The company also offers consulting, education, installation and systems integration services primarily to support its customers' use of its software products.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas that require the use of management estimates relate to allowances for inventory obsolescence and doubtful accounts, as well as determinations concerning establishment of technological feasibility of software products and assessments of recoverability of capitalized software development costs.

MARKET RISK: Potential customers of Racotek's wireless mobile data products and services have delayed implementing wireless mobile data systems principally because of the limited commercial availability and geographic coverage of existing wireless networks, delays in completing wireless application software integration and the significant capital costs required. Accordingly, sales of the company's products and services will be affected by these factors.

CASH EQUIVALENTS AND INVESTMENTS: Racotek considers all highly liquid investments in money market funds or other investments with initial maturities of three months or less to be cash equivalents. Investments with original maturities in excess of three months are classified as short- or long-term investments based on the remaining maturity.

Pursuant to Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, Racotek's investments as of December 31, 1996 and 1995, are considered by management to be "held to maturity," and therefore are reported at their amortized cost. Amortization of premiums or discounts are included in results of operations.

REVENUE RECOGNITION: Revenue from software sold under license agreements is recognized as revenue upon shipment if there are no post-delivery obligations and if the terms of the agreement are such that the payment of the obligation is non-cancellable and non-refundable. Generally, other product revenue is recognized upon shipment.

Revenues from consulting services are recognized as the services are performed. Customer support revenues are recognized ratably over the term of the underlying support agreements.

INVENTORIES: Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

RESEARCH AND DEVELOPMENT COSTS: The company capitalizes software development costs incurred in developing a product once technological feasibility of the product has been determined. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology. Amortization of capitalized software development costs begins when the product is available for general release to customers and is computed on the basis of each product's projected revenues, but not less than on a straight-line basis over the remaining estimated economic life of the product of approximately five years.

There were no software development costs capitalized during 1996. Software development costs capitalized in 1995 and 1994 were $110 and $90, respectively. Amortization expense of $120, $123 and $82 relating to these costs was recognized for the years ended December 31, 1996, 1995 and 1994, respectively.

All other research and development expenditures are charged to expense as incurred.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the underlying lease term (approximately five years). The cost and related accumulated depreciation or amortization of assets sold or disposed of are removed from the accounts, and the resulting gain or loss is included in operations.

RACOTEK, INC.
NOTES TO FINANCIAL STATEMENTS

INCOME TAXES: Racotek uses the asset and liability method of accounting for income taxes, whereby deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the sum of the tax currently payable and the change in the deferred tax assets and liabilities during the period.

STOCK-BASED COMPENSATION: In accordance with Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS NO. 123), Racotek has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. The company accounts for stock-based compensation to non-employees using the fair value method prescribed by SFAS No. 123. Accordingly, compensation costs for stock options granted to employees are measured as the excess, if any, of the value of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation costs for stock options granted to non-employees are measured as the excess of the fair value of the option over the amount the holder must pay to acquire the stock. Such compensation costs, if any, are amortized on a straight-line basis over the underlying option vesting terms.

NET LOSS PER SHARE: Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Common stock equivalents were excluded from the net loss per share computation as their effect is antidilutive.

2.  SELECTED BALANCE SHEET
   INFORMATION AT DECEMBER 31,
   1996 AND 1995:

ACCOUNTS RECEIVABLE, NET:                                             1996       1995
-------------------------------------------------------------------------------------
Accounts receivable                                              $   1,956  $   1,851
Less allowance
 for doubtful accounts                                                (340)      (197)
-------------------------------------------------------------------------------------
                                                                 $   1,616  $   1,654
-------------------------------------------------------------------------------------
INVENTORIES:
Components                                                       $      60  $     104
Finished goods                                                         314      1,201
-------------------------------------------------------------------------------------
                                                                 $     374  $   1,305
-------------------------------------------------------------------------------------

The company has periodically written down the carrying values of certain inventories to their estimated net realizable values. These write-downs, charged to cost of sales, totaled $1,110, $569, and $295, for the years ended December 31, 1996, 1995 and 1994, respectively.

PROPERTY AND EQUIPMENT, NET:                                     1996       1995
Computer equipment                                          $   3,064  $   2,732
Furniture and equipment                                           816        835
Leasehold improvements                                            213        213
--------------------------------------------------------------------------------
                                                                4,093      3,780
Less accumulated depreciation
 and amortization                                              (2,161)    (1,464)
--------------------------------------------------------------------------------
                                                            $   1,932  $   2,316
--------------------------------------------------------------------------------
ACCRUED EXPENSES:
Compensation                                                $     236  $     207
Vacation                                                          186        240
Deferred rent                                                     141        160
Warranty                                                            8        157
Other                                                             311        336
--------------------------------------------------------------------------------
                                                            $     882  $   1,100
--------------------------------------------------------------------------------

INVESTMENTS: The company's investments consisted of $8,991 and $15,697 of U.S. government and agency debt securities, including unamortized premiums and discounts of $14 and $23 as of December 31, 1996, and unamortized premiums of $85 as of December 31, 1995. Investments held as of December 31, 1996, have various maturity dates through November 1997. As of December 31, 1996, the company's investments had an aggregate fair market value, based on quoted market prices, of $8,995.

3.  LEASE COMMITMENTS:

Racotek leases office facilities under terms of a non-cancellable operating lease that expires in July 2000. The company also leases warehouse facilities under a non-cancellable operating lease that expires in April 1997. Both leases require the company to pay a pro rata share of the lessors' operating costs.

Racotek's office facility lease requires the company to maintain a restricted cash balance as collateral for the lessor, which declines throughout the lease term ($470 and $585 at December 31, 1996 and 1995, respectively). Total rent expense, including a pro rata share of the lessor's operating costs were $642, $581 and $346, for the years ended December 31, 1996, 1995 and 1994, respectively.

During 1994, Racotek entered into a sublease agreement with a third party to sublease its prior office facility. During 1994 and 1996, the company recorded accruals of

                                                                   RACOTEK, INC.
                                                   NOTES TO FINANCIAL STATEMENTS

$125 and $40, respectively, to recognize costs to be incurred under terms of its prior lease agreement in excess of estimated sublease income to be earned under terms of the sublease agreement.

Future minimum lease payments under non-cancellable operating leases are as follows:

YEAR ENDING                                                  OPERATING    SUBLEASE
DECEMBER 31                                                   LEASES       INCOME
1997                                                         $     772    $     77
1998                                                               592          --
1999                                                               549          --
2000                                                               320          --

4. ACQUISITION:On December 27, 1995, Racotek acquired certain assets, including certain technologies from BUSINESS PARTNERS SOLUTIONS, INC., in exchange for $362 in cash and $603 of Racotek common stock (114,891 shares). The acquisition was accounted for as a purchase. Accordingly, the purchase price was allocated to the acquired assets based on their relative fair values. The acquisition also resulted in a $742 charge to research and development expense in the fourth quarter of 1995.

5. STOCKHOLDERS' EQUITY:Racotek's Stock Incentive and Option Plans provide for grants of stock options and stock awards. The number of common shares available for grant pursuant to the plans were 420,611, 1,195,205 and 870,580 as of December 31, 1996, 1995 and 1994.

Options become exercisable over periods of up to four years from the date of grant and expire within 10 years from the date of grant.

The following table details option activity:

                                                                              WEIGHTED
                                                                               AVERAGE
                                                                PRICE PER     EXERCISE
                                                     SHARES       SHARE         PRICE
-------------------------------------------------------------------------------------
Balances,
December 31,1993                                    2,532,093  $.05-10.125         1.58

Granted                                               777,577  3.25-12.625         3.79
Exercised                                            (522,605)     .05-.55          .11
Cancelled                                            (227,092)  .10-12.625         5.26
-------------------------------------------------------------------------------------
Balances,
December 31, 1994                                   2,559,973   .05-12.625         2.08

Granted                                               873,803  3.125-7.625         5.35
Exercised                                            (501,423)    .05-4.63          .96
Cancelled                                             (98,428)  .20-12.625         4.90
-------------------------------------------------------------------------------------
Balances,
December 31, 1995                                   2,833,925   .10-12.625         3.04

Granted                                             1,215,346   3.625-6.00         4.68
Exercised                                            (696,847)    .10-4.75          .35
Cancelled                                            (440,752)  .40-12.625         5.26
-------------------------------------------------------------------------------------
Balances,
December 31, 1996                                   2,911,672   .10-12.625         4.17
-------------------------------------------------------------------------------------
Options exercisable
at December 31, 1996                                1,369,799   .10-12.625         3.45
-------------------------------------------------------------------------------------

STOCK BASED COMPENSATION: No compensation cost has been recognized for the plans. Had compensation cost for the plans been determined based on the fair value of options at the grant date for awards in 1996 and 1995, the company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               1996         1995
Net loss                    As reported   ($ 10,244)   ($ 12,347)
                            Pro forma       (11,204)     (12,655)
-------------------------------------------------------------
Net loss per share          As reported   ($    .42)   ($    .52)
                            Pro forma          (.46)        (.53)

RACOTEK, INC.
NOTES TO FINANCIAL STATEMENTS

The aggregate fair value of options granted during 1996 and 1995, respectively, were $1,671 and $1,602 for the 1993 Equity Incentive Plan and $328 and $52 for the 1993 Directors Option Plan. The aggregate fair value was calculated by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

ASSUMPTIONS                                  1996             1995
------------------------------------------------------------------
Risk-free interest rates             5.27% - 6.77%    5.46% - 7.75%
Volatility                                     50%              50%
Expected lives (months)                        60               60
------------------------------------------------------------------

The company does not anticipate paying dividends in the near future.

The following table summarizes information about fixed-price stock options outstanding at December 31, 1996:

                                                    OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE

   RANGE OF                                 WEIGHTED-AVERAGE
   EXERCISE     NUMBER OUTSTANDING AT     REMAINING CONTRACTUAL    WEIGHTED-AVERAGE     EXERCISABLE AT     WEIGHTED-AVERAGE
    PRICES        DECEMBER 31, 1996         LIFE (IN MONTHS)        EXERCISE PRICE     DECEMBER 31, 1996    EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------------
$     .10 - .60           426,421                       61              $     .24             422,469           $     .24
  3.125 - 4.688         1,235,685                      101                   3.73             498,324                3.42
   4.75 - 7.125         1,061,566                      107                   5.44             346,346                5.56
  7.25 - 10.875           138,375                      100                   8.01              59,751                8.43
 11.00 - 12.625            49,625                       86                  11.42              42,909               11.34
 --------------------------------------------------------------------------------------------------------------------------

PREFERRED STOCK: Racotek's certificate of incorporation authorizes issuance of up to 5,000,000 preferred shares and allows the company's board of directors, without obtaining the stockholders' approval, to issue preferred stock.

WARRANTS: In connection with notes payable issued to stockholders in 1991, warrants were issued for the purchase of 364,207 shares of Series C convertible preferred stock at $2.00 per share. These warrants were immediately exercisable and expired five years from the date of issuance. All unexercised warrants to purchase 231,618 shares of preferred stock were converted to warrants for the purchase of 231,618 shares of common stock when the company completed its initial public offering in December 1993. The warrantholders exercised warrants for the purchase of 12,872 and 24,228 shares in 1995 and 1994, respectively. There are no warrants outstanding as of December 31, 1996.

STOCKHOLDER RIGHTS PLAN: On September 7, 1994, the board of directors adopted a Stockholder Rights Plan. Under this plan, the board of directors declared a dividend of one preferred share purchase right (a "right") for each share of common stock outstanding as of September 28, 1994 (the "record date"). In addition, one right will be issued with each share of common stock that becomes outstanding after the record date, except in certain circumstances. All rights will expire on September 12, 2004, unless the company extends the expiration date, redeems the rights or exchanges the rights for common stock.

The rights are initially attached to the company's common stock and will not trade separately. If a person or a group acquires 20 percent or more of the company's common stock (an "acquiring person") or announces an intention to make a tender offer for 20 percent or more of the company's common stock, then the rights will be distributed (the "distribution date") and will thereafter trade separately from the common stock. Upon the distribution date, each right may be exercised for 1/100th of a share of a newly designated Series A Junior Participating Preferred Stock at an exercise price of $25.00.

Upon a person or group becoming an acquiring person, holders of the rights (other than the acquiring person) will have the right to acquire shares of the company's common stock at a substantially discounted price in lieu of the preferred stock. Additionally, if, after the distribution date, the company merges into or engages in certain other business combination transactions with an acquiring person or 50 percent or more of its assets are sold in a transaction with an acquiring person, the holders of rights (other than the acquiring person) will have the right to

                                                                   RACOTEK, INC.
                                                   NOTES TO FINANCIAL STATEMENTS

receive shares of common stock of the acquiring corporation at a substantially discounted price.

After a person has become an acquiring person, the company's board of directors may, at its option, require the exchange of outstanding rights (other than those held by the acquiring person) for common stock at an exchange ratio of one share of the company's common stock per right. The board also has the right to redeem outstanding rights at any time prior to the distribution date (or later in certain circumstances) at a price of $0.005 per right. The terms of the rights, including the period to redeem the rights, may be amended by the company's board of directors in certain circumstances.

6.  INCOME TAXES:

As of December 31, 1996, the Company had generated net operating loss carryforwards of approximately $56,246 for tax reporting purposes that may be offset against future taxable income through 2011. In addition, the Company had approximately $2,612 of future deductible temporary differences as of December 31, 1996, related primarily to allowances for inventory obsolescence and bad debts, and approximately $742 of research and development charges recognized immediately for financial reporting purposes (Note 4) which are amortizable over 15 years for tax reporting purposes, and approximately $512 of research and development tax credit carryovers available to reduce future income taxes. These credits expire from 2005 through 2011. The Company also had approximately $432 of future taxable temporary differences related primarily to accelerated depreciation for tax reporting purposes. Valuation allowances have been established for the entire tax benefit associated with the carryforwards and net future deductible temporary differences as of December 31, 1996 and 1995.

Certain stock transactions, including sales of stock and granting of options and warrants to purchase stock, caused a change in the Company's ownership which, under the Internal Revenue Code, will limit the amount of net operating loss carryforwards which may be utilized on an annual basis to offset taxable income in future periods.

7. EMPLOYEE SAVINGS PLAN:The Company offers a 401(k) defined contribution benefit plan which covers employees who have attained 21 years of age and have been employed by the Company for at least three months. Participants may contribute up to 20% of their compensation in any plan year subject an annual limitation. Employer contributions may be made at the discretion of the Company's Board of Directors. No Company contributions have been made to the Plan.

8.  MAJOR CUSTOMER AND EXPORT SALES:

A portion of the Company's sales has been derived from major customers for the years ended December 31, 1996, 1995 and 1994 as follows:

                                      1996       1995       1994
----------------------------------------------------------------------------
CUSTOMER 1                                          4%
CUSTOMER 2                              11%        18%        12%
CUSTOMER 3                                         15%        45%
CUSTOMER 4                                         12%
-----------------------------------------------------------------------------

COMMON STOCK (UNAUDITED): The Company's common stock began trading on December 10, 1993, on the NASDAQ National Market under the symbol RACO, in connection with its initial public offering. A summary of the range of high and low closing prices for the Company's common stock for the period from December 10, 1993 through December 31, 1996, is presented below. These prices reflect interdealer prices and do not include retail markups, markdowns or commissions.

                                    HIGH        LOW
-----------------------------------------------
1993
Fourth Quarter                 $   10.50  $    7.00

1994
First Quarter                      14.38       9.00
Second Quarter                     10.38       5.88
Third Quarter                       7.00       2.75
Fourth Quarter                      5.00       3.00

1995
First Quarter                       7.25       3.13
Second Quarter                      6.50       4.38
Third Quarter                       7.88       5.25
Fourth Quarter                      6.75       5.00

1996
First Quarter                       5.50       4.25
Second Quarter                      7.00       3.88
Third Quarter                       6.25       3.50
Fourth Quarter                      6.38       3.75

The Company has never paid cash dividends on its capital stock and does not anticipate declaring or paying any cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, for the development of its business.

As of March 17, 1997, the Company had 470 stockholders of record.

RACOTEK, INC.
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Racotek, Inc.:

We have audited the accompanying balance sheets of Racotek, Inc. as of December 31, 1996 and 1995, and the related statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Racotek, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
January 14, 1997

                                                                   RACOTEK, INC.
                                                         SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

STATEMENTS OF OPERATIONS DATA (for the years ended December 31)

                                                              1996           1995           1994          1993          1992
                                                     -----------------------------------------------------------------------
Net revenues:
  Products                                                $  1,906       $  3,298       $  3,106       $ 2,313       $   756
  Services                                                   4,977          2,790            847           106            30
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                               6,883          6,088          3,953         2,419           786

Cost and expenses:
  Cost of products                                           2,027          3,001          2,953         2,754           846
  Cost of services                                           3,499          1,314            370            83            16
  Research and development                                   4,211          4,170          3,035         1,848         1,895
  Sales and marketing                                        6,249          9,045          7,647         4,599         2,522
  General and administrative                                 2,000          2,240          2,920         1,142           861
----------------------------------------------------------------------------------------------------------------------------
Loss from operations                                       (11,103)       (13,682)       (12,972)       (8,007)       (5,354)

Other income, net                                              859          1,335          1,447           347           213
----------------------------------------------------------------------------------------------------------------------------
Net loss                                                  ($10,244)      ($12,347)      ($11,525)      ($7,660)      ($5,141)
----------------------------------------------------------------------------------------------------------------------------
Net loss per share                                        ($  0.42)      ($  0.52)      ($  0.49)      ($ 1.79)      ($ 1.41)
Weighted average
 shares outstanding (1)                                 24,372,464     23,764,673     23,442,624     4,273,440     3,654,226

BALANCE SHEET DATA (at December 31)

                                                         1996           1995           1994           1993          1992
                                                     -----------------------------------------------------------------------
Cash and cash equivalents
 and short-term investments                          $      11,947  $      15,042  $      27,407  $     46,430  $      5,332
Working capital                                             12,693         16,781         29,486        46,118         5,875
Total assets                                                16,919         27,116         38,070        50,097         7,536
Mandatorily redeemable
 preferred stock (2)                                            --             --             --            --        19,730
Total common stockholders'
 equity (deficiency)                                        15,381         25,378         36,613        47,404       (13,809)

(1) AS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION REGULATIONS, COMMON AND COMMON EQUIVALENT SHARES ISSUED BY THE COMPANY DURING THE 12 MONTH PERIOD IMMEDIATELY PRECEDING THE FILING OF AN INITIAL PUBLIC OFFERING HAVE BEEN INCLUDED IN THE CALCULATION OF SHARES USED IN COMPUTING THE 1993 NET LOSS PER SHARE AS IF THEY WERE OUTSTANDING FOR ALL PERIODS THROUGH DECEMBER 31, 1993.

(2) THE MANDATORILY REDEEMABLE PREFERRED STOCK WAS CONVERTED TO COMMON STOCK UPON THE COMPLETION OF THE COMPANY'S INITIAL PUBLIC OFFERING OF COMMON STOCK IN DECEMBER 1993.